UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41066

Sono Group N.V.

(Registrant’s name)

Waldmeisterstrasse 76

80935 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Documents included as part of this Form 6-K

Sono Group N.V. (the “Company”) is hereby submitting a current description of the Company and its business, including the sections “Risk Factors”, “Management's Discussion and Analysis of Financial Condition and Results of Operation” and “Business”, which is attached as Exhibit 99.1 hereto and incorporated by reference herein. The information in Exhibit 99.1 of this Form 6-K is intended to be incorporated by reference into the prospectus dated December 19, 2022, included in the Company’s registration statement No. 333-268709 on Form F-3, to the extent not superseded by documents or reports subsequently filed or furnished and incorporated by reference therein.

EXHIBIT INDEX

Exhibit	Description of Exhibit

Exhibit 99.1.	Current description of the Company and its business

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sono Group N.V.

By	/s/ Laurin Hahn
	Name:	Laurin Hahn
	Title:	Chief Executive Officer and Member of the Management Board

By	/s/ Torsten Kiedel
	Name:	Torsten Kiedel
	Title:	Chief Financial Officer and Member of the Management Board

Date: March 24, 2023